UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Amendment No. 12 to

Schedule TO

(Rule 14d-100)

Tender offer statement under section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934.

____________________

AUSTRALIA ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

____________________

Common Stock, par value $0.001

(Title of Class of Securities)

____________________

06368107

(CUSIP Number of Class of Securities)

____________________________________________________________

Peter Ziegler

Australia Acquisition Corp.

G.P.O. Box 3181

Melbourne VIC 3001

Australia

+61 (2) 9380 6899

E. Stephen Streeter

2001 Wilshire Blvd., Suite 400

Santa Monica, CA 90403

(310) 201-7922

with a copy to:

M. Ridgway Barker

Kelley Drye & Warren LLP

400 Atlantic St.

Stamford, CT 06901

(203) 324-1400

(203) 327-2669 Facsimile

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$59,468,790	$6,815.26

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,887,999 shares of outstanding common stock of Australia Acquisition Corp., par value $0.001 per share, at the tender offer price of $10.10 per share.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $114.60 per million dollars of the transaction valuation. Fee paid prior to filing on July 17, 2012.

☐ Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☐ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Australia Acquisition Corp., an exempted company with limited liability organized under the laws of the Cayman Islands (“AAC” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 5,887,999 ordinary shares, par value $0.001 per share (the “shares”), at a price of $10.10 per share, net to the seller in cash, without interest. The Company’s offer was made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated September 11, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constituted the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to the Schedule TO filed on September 11, 2012 as Exhibits (a)(1)(A) and (a)(1)(B), is hereby incorporated by reference in response to all of the items in this Schedule TO.

The Offer was terminated on November 15, 2012 because of insufficient time to satisfy certain conditions to closing contained in the Stock Purchase Agreement dated as of July 11, 2012 (as amended from time to time, the “Stock Purchase Agreement”), by and among AAC, Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Harbinger Special Situations”), and Credit Distressed Blue Line Master Fund, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Blue Line” and together with Harbinger Master, and Harbinger Special Situations the “Sellers”).

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11.

On November 15, 2012, AAC terminated the Offer after determining that certain of the conditions to closing the proposed transaction contained in the Stock Purchase Agreement would not be satisfied by the expiration date of November 15, 2012. On November 15, 2012, AAC and the Sellers mutually agreed to terminate the Stock Purchase Agreement. As a result of not consummating the proposed business transaction by the expiration date of November 15, 2012, a winding up of AAC was automatically triggered which (i) commenced the process of distributing all funds remaining (including any interest earned on the amounts in the Trust Account and not reserved for the Company) in the Trust Account (subject to creditor claims), pro rata, to its public shareholders and (ii) ceased all operations of AAC except for the purpose of winding up its affairs and dissolving the Company. The Offer had been previously scheduled to expire at 5:00 p.m., New York City time, on November 15, 2012

On November 20, 2012, AAC commenced the process to distribute all funds remaining in the Trust Account (including any interest earned on the amounts in the Trust Account and not reserved for the Company, and subject to creditor claims), pro rata, to its public shareholders (the “Distribution”). The Trust Account balance at November 28, 2012 was approximately $62,667,470, which will result in a Distribution of approximately $10.10 per share to AAC’s public shareholders. AAC currently expects that payment for the Distribution will be made on or about November 29, 2012. Shareholders whose Ordinary Shares are held in “street name” through a broker will automatically receive payment through the Depository Trust Company. No payments will be made with respect to any of the Company’s outstanding warrants.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA ACQUISITION CORP.

By:	/s/ Peter Ziegler
Peter Ziegler
Chairman and Chief Executive Officer

Date: November 29, 2012